Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Legg Mason Partners Lifestyle Series, Inc. (formerly Smith Barney Allocation Series Inc.):

We consent to the use of our report, incorporated herein by reference, dated March 22, 2006, for Legg Mason Partners Lifestyle High Growth Fund, Legg Mason Partners Lifestyle Growth Fund, Legg Mason Partners Lifestyle Balanced Fund, Legg Mason Partners Lifestyle Conservative Fund, and Legg Mason Partners Lifestyle Income Fund (formerly High Growth Portfolio, Growth Portfolio, Balanced Portfolio, Conservative Portfolio, and Income Portfolio, respectively), each a series of Legg Mason Partners Lifestyle Series Inc., as of January 31, 2006 and to the references to our firm under the headings “Financial highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

May 25, 2006